1156124

04038018

ACT SA ICA
SECTION SA 5, ICA 11, 17(a)
RULE SA 145
PUBLIC AVAILABILITY 6/25/04

RESPONSE OF THE OFFICE OF
INSURANCE PRODUCTS
DIVISION OF INVESTMENT MANAGEMENT

June 25, 2004
GE Life and Annuity Assurance Company
Capital Brokerage Corporation

Based on the facts and representations in your letter dated June 24, 2004, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission against GE Life and Annuity Assurance Company ("GELAAC") and Capital Brokerage Corporation under Section 5 of the Securities Act of 1933 (the "1933 Act") and Rule 145 thereunder, or Section 11 or 17(a) of the Investment Company Act of 1940 (the "1940 Act"), if GELAAC consolidates GE Life & Annuity Separate Account I ("Separate Account I"), GE Life & Annuity Separate Account II ("Separate Account II"), and GE Life & Annuity Separate Account III ("Separate Account III"), with Separate Account II being the surviving Separate Account after such consolidation, and with no consolidation of subaccounts that invest in the same underlying portfolio. In addition, we would not recommend enforcement action to the Commission if new registration statements under the 1933 Act (comprising amendments to the registration statement of Separate Account II under the 1940 Act) are filed by GELAAC and Separate Account II to cover any securities issued after the consolidation in connection with additional premiums under variable life insurance policies currently funded by Separate Account I and Separate Account III ("Consolidating Account Policies") or any new policies to be issued after the consolidation that are of the same class as the Consolidating Account Policies.

Because our position is based on the facts and representations in your letter, you should note that different facts or representations may require a different conclusion. Further, this response expresses the position of the Division on enforcement only, and does not purport to express any legal conclusions on the issues presented.

Mark A. Cowan
Senior Counsel

Sutherland
Asbill &
Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
Internet: thomas.conner@sablaw.com

June 24, 2004

HAND DELIVERY

William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0506

Re: **GE Life and Annuity Assurance Company**
Capital Brokerage Corporation

Dear Mr. Kotapish:

We are writing on behalf of GE Life and Annuity Assurance Company ("GELAAC") and Capital Brokerage Corporation ("Capital Brokerage") to request that the Staff advise us that it would not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if GELAAC consolidates three of its separate accounts, each of which funds variable life insurance policies (the "Policies") issued by GELAAC, into one separate account. More specifically, GELAAC and Capital Brokerage seek the Staff's assurances that it would not recommend that the Commission take any enforcement action under Section 5 of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 145 thereunder, or Sections 11 or 17(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), if GELAAC consolidates GE Life & Annuity Separate Account I ("Separate Account I"), GE Life & Annuity Separate Account II ("Separate Account II"), and GE Life & Annuity Separate Account III ("Separate Account III," and together with Separate Account I and Separate Account II, the "Separate Accounts"), with Separate Account II being the surviving Separate Account after such consolidation. The consolidation would be effected by transferring the assets of Separate Account I and Separate Account III to Separate Account II.

I. Facts

Representatives of GELAAC and Capital Brokerage have advised us of the following facts.

A. **GELAAC**

GELAAC is a stock life insurance company operating under a charter granted by the Commonwealth of Virginia in 1871 to The Life Insurance Company of Virginia. GELAAC principally offers annuity policies, guaranteed investment contracts and funding agreements, institutional stable value products, and life insurance. GELAAC does business in the District of Columbia and all states except New York. GELAAC's principal offices are located at 6610 West Broad Street, Richmond, Virginia 23230. As of December 31, 2003, GELAAC had approximately $20.8 billion in general and separate account assets on a GAAP basis.

General Electric Capital Assurance Company owns approximately 85% of GELAAC's outstanding common stock. Federal Home Life Insurance Company owns 12% of GELAAC's outstanding common stock, and the remaining 3% of the outstanding common stock is owned by GE Financial Assurance Holdings, Inc. ("GE Financial Assurance").

B. **The Separate Accounts and Policies**

Each Separate Account was established by GELAAC under the laws of the Commonwealth of Virginia. Each Separate Account is registered as a unit investment trust under the 1940 Act.[1] GELAAC is the depositor of each Separate Account.

Each Separate Account consists of subaccounts that are offered as investment options under the Policies funded by the Separate Account. Each subaccount invests exclusively in shares of a corresponding portfolio (each, a "Portfolio," and collectively, the "Portfolios") of an open-end, diversified management investment company registered under the 1940 Act. In some cases, a subaccount of one Separate Account invests in the same Portfolio as does a subaccount of one or both of the other Separate Accounts, although subaccounts investing in the same Portfolio may nonetheless have different accumulation unit values due to different charges imposed under the Policies. In addition to the subaccounts available under each Policy, some of the Policies also offer a general account option, interests in which are not registered under the 1933 Act.

Information about each Separate Account, its corresponding subaccounts, and the units of interest therein is provided below.

Separate Account I. Separate Account I funds one variable life insurance policy (the "Separate Account I Policy"). The Separate Account I Policy is no longer issued by GELAAC, although current Policy owners may continue to pay premiums in accordance with the terms of

[1] GE Life & Annuity Separate Account I (File No. 811-04016); GE Life & Annuity Separate Account II (File No. 811-04885); and GE Life & Annuity Separate Account III (File No. 811-05054).

their Policies. Units of interest in Separate Account I are registered under the 1933 Act.[2] Separate Account I currently consists of 4 subaccounts that invest in 4 Portfolios.

Separate Account II. Separate Account II funds six variable life insurance policies (the "Separate Account II Policies"). Four of the Separate Account II Policies are no longer issued by GELAAC, although current Policy owners may continue to pay premiums in accordance with the terms of their Policies. The remaining two Separate Account II Policies are currently offered for sale in all states where GELAAC is licensed. Units of interest in Separate Account II are registered under the 1933 Act.[3] Separate Account II currently consists of 213 subaccounts[4] that invest in 85 Portfolios.

Separate Account III. Separate Account III funds two variable life insurance policies (the "Separate Account III Policies"). Both Separate Account III Policies are currently offered for sale in all states where GELAAC is licensed, although one of the Policies is not actively marketed. Units of interest in Separate Account III are registered under the 1933 Act.[5] Separate Account III currently consists of 114 subaccounts[6] that invest in 85 Portfolios.

C. The Principal Underwriter

Capital Brokerage, an affiliate of GELAAC, is the principal underwriter for the Policies. Capital Brokerage is located at 3001 Summer Street, Stamford, Connecticut 06905. Capital Brokerage is registered as a broker-dealer with the Commission under the Securities Exchange Act of 1934, as amended, and is a member of the NASD.

II. Proposed Separate Account Consolidation

To reduce the ongoing administrative costs and inefficiencies associated with maintaining three separate accounts, each with its own recordkeeping and reporting requirements, GELAAC proposes to consolidate Separate Accounts I and III (the "Consolidating Accounts") with Separate Account II, with Separate Account II being the surviving separate account (the "Consolidation"). The Consolidation was authorized and approved by the Board of Directors of GELAAC as of December 15, 2003. The Consolidation also is subject to approval by the

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[2] File No. 002-91117.

[3] File Nos. 033-09651; 333-32071; 333-40820; 333-41031; 333-72572; and 333-82311.

[4] These 213 subaccounts reflect three unit classes included in Separate Account II. Type I units are sold under two Separate Account II Policies, Type II units are sold under two other Separate Account II Policies, and Type III units are sold under the remaining two Separate Account II Policies. Each unit type has its own expense structure.

[5] File Nos. 033-12470 and 333-37856.

[6] These 114 subaccounts reflect two unit classes included in Separate Account III. Type I units are sold under one Separate Account III Policy and Type II units are sold under the remaining two Separate Account III Policies.

insurance department of the Commonwealth of Virginia, the state of domicile for GELAAC. GELAAC expects to effectuate the Consolidation on or about June 30, 2004 (the "Effective Date").

The Consolidating Accounts would be combined with Separate Account II by transferring the Portfolio shares held as assets by each of the Consolidating Accounts to Separate Account II on the Effective Date in return for the crediting of accumulation units of Separate Account II to Policy owners of the Consolidating Accounts. There will be no consolidation of subaccounts that invest in the same underlying Portfolio, and Policy owners will have the same number of units with the same value immediately before as immediately after the Consolidation. GELAAC currently has, and will retain on and after the Consolidation, the legal ownership of all of the assets of the Consolidating Accounts and remain directly liable for the liabilities and obligations with respect to all Policies then outstanding that are funded by Separate Account I or Separate Account III (the "Consolidating Account Policies"). The Consolidation will not affect the provisions of, or the rights and obligations under, any of the Consolidating Account Policies. Moreover, the Consolidation will not dilute or otherwise adversely affect the economic interests of the owners of any of the Consolidating Account Policies, nor will the Consolidation affect the values determined under the Consolidating Account Policies. The Consolidation will not affect any owners of Policies that are funded by Separate Account II.

No charges will be imposed on, or other deductions made from, any of the Separate Accounts in connection with the Consolidation. In addition, no payments will be required or charges imposed under the Consolidating Account Policies in connection with, or by virtue of, the Consolidation that would not otherwise be required or imposed.[7]

No new investment options will be made available to owners of the Consolidating Account Policies in connection with, or by virtue of, the Consolidation, nor will any existing investment options be substituted or terminated.[8] Each subaccount of the Consolidating Accounts will continue to invest in the same Portfolio as that subaccount invested in prior to the Consolidation.

The Consolidation will not directly affect any of the Portfolios. The Portfolios will not be a party to the Consolidation or any related transaction. The investment objectives, policies and restrictions of the Portfolios will not be changed as a result of the Consolidation or any

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[7] Because the Consolidation will be effected as of the end of a valuation period under the Policies, certain otherwise applicable payments or deductions for charges may be required to be made with respect to that period under the terms of the Policies.

[8] The Consolidating Account Policies permit GELAAC to make certain changes to such Policies, including substituting or terminating investment options, subject to applicable regulatory requirements. GELAAC's authority to make such changes under the terms of the Consolidating Account Policies will not be impacted by the Consolidation.

related transaction. Moreover, the Consolidation will not result in any change to the investment advisers for the Portfolios, the Portfolios' assets, or the charges imposed on the Portfolios or their shareholders. In addition, the Consolidation will not result in a change to the principal underwriter for the Consolidating Account Policies.

GELAAC has determined that no provision of the Consolidating Account Policies or state law provides the owners of those Policies with any right to "opt-out" of, or to vote on or otherwise consent to, the Consolidation. Moreover, none of the events affecting the Consolidating Accounts in connection with the Consolidation require a vote of the Consolidating Account Policy owners under the 1940 Act. In addition, as described above, the investment options and contractual rights and obligations under the Consolidating Account Policies will not change, nor will the depositor of the Consolidating Accounts (GELAAC) change. Consequently, Consolidating Account Policy owners will have no investment decision to make with respect to the Consolidation.

After the Consolidation, where permitted under the applicable Policy, GELAAC intends to accept additional payments under the Consolidating Account Policies outstanding at the time the Consolidation is effected, and to continue offering new Policies that are of the same class as the Consolidating Account Policies currently being offered, except for the change in the Separate Account funding those Policies. GELAAC will administer the Consolidating Account Policies immediately after the Consolidation in the same manner it did immediately prior to the Consolidation.

All costs of the Consolidation will be borne by GELAAC or an affiliate and not by any Policy owners. The Consolidation will not have any tax consequences for Policy owners.

III. Procedural Matters

GELAAC has filed registration statements with the Commission on Form N-6 under the 1933 Act to cover (i) any new Policies to be issued on or after the Effective Date that are of the same class as the Consolidating Account Policies, and (ii) any interests deemed to be issued on or after the Effective Date in connection with additional premiums accepted under such newly-issued Policies or the Consolidating Account Policies outstanding on the Effective Date.[9] The registration statements were declared effective on April 30, 2004. Owners of Consolidating Account Policies outstanding on the Effective Date will receive a new prospectus dated on or about May 1, 2004 that reflects the funding of their Policies as of the Effective Date by Separate Account II instead of Separate Account I or III, as the case may be. New prospectuses also will

[9] The registration statements were filed on Form N-6 under the 1933 Act on December 16, 2003 (File Nos. 333-111208 and 333-111213) and December 22, 2003 (File No. 333-111440). Pre-effective amendments were filed on April 27, 2004 (File Nos. 333-111208 and 333-111213) and April 28, 2004 (333-111440). The registration statements and pre-effective amendments were filed as amendments to Separate Account II's registration statement under the 1940 Act.

be provided to purchasers of new Policies issued on or after the Effective Date that are of the same class as the Consolidating Account Policies. In compliance with applicable state law, GELAAC will notify the owners of the Consolidating Account Policies that Separate Account II will fund their Policies as of the Effective Date.

After the Effective Date, GELAAC will apply to the Commission on Form N-8F to deregister Separate Account I and Separate Account III.

IV. Discussion of the No-Action Request

A. Section 5 of the 1933 Act and Rule 145 Thereunder

For the reasons discussed below, we are of the view that Section 5 of the 1933 Act and Rule 145 thereunder do not apply to the proposed Consolidation. We note that the Staff has responded favorably to no-action requests dealing with these provisions regarding transactions similar to the Consolidation.[10] We respectfully submit that the proposed Consolidation is analogous in some respects to the transactions described in those no-action requests, and that the new legal and regulatory issues presented in connection with the Consolidation do not make it any less appropriate to grant no-action relief for the Consolidation and may in fact make it more appropriate to grant such relief.

The Consolidation potentially raises an issue under Section 5 and Rule 145 because, after the Consolidation, Consolidating Account Policy owners will hold units in a different Separate Account (and, consequently, a different 1933 Act and 1940 Act issuer) than they did prior to the Consolidation. In our view, however, the Consolidation should not be deemed to result in the offer or sale of any new or different security for purposes of Section 5 of the 1933 Act and Rule 145 thereunder.[11]

The Consolidation would not result in any change to the Consolidating Account Policies, except that the Policies would be funded by a different Separate Account, a change that will have no practical effect on owners of Consolidating Account Policies. The rights and benefits under the Consolidating Account Policies would remain the same, all of the subaccounts of the Consolidating Accounts would continue to invest in the same Portfolios, the Consolidating

[10] Allstate Life Insurance Co. (pub. avail. Dec. 23, 2002); Hartford Life Insurance Co. (pub. avail. Feb. 16, 1988); Jefferson Standard Life Insurance Co. (pub. avail. Jan. 20, 1987).

[11] Rule 145 under the 1933 Act provides, in pertinent part, that certain business combinations, including certain mergers, consolidations, and transfers of assets, will be deemed to involve the "offer" or "sale" of securities requiring registration under the Act under circumstances where existing security holders are in effect asked to make an investment decision whether to accept a new or different security in exchange for a security they presently own. As discussed further below, even if the Consolidation were deemed to be a "transfer of assets" for purposes of Rule 145, the Rule would not apply because the Policy owners are not being asked to vote on or to consent to the transaction.

Account Policy values and the per unit values of the subaccounts immediately following the Consolidation will be the same as immediately before, the depositor of the Separate Accounts funding the Consolidating Account Policies would not change, and Policy owners would not be asked to make a new investment decision, since their vote or consent is not required in connection with the Consolidation.

The no-action relief cited above (in note 10) differs from that requested here because those letters involved insurance company mergers that resulted in both a change in separate account and a change in the depositor and co-issuer of the policies involved. In those letters, the Staff granted relief under Section 5 and Rule 145 notwithstanding that a change in depositor may be relevant to investors because the depositor provides guarantees that are in the nature of insurance obligations. For example, the depositor, in effect, guarantees the payment of any death benefit under a variable life insurance policy, regardless of the relevant policy's account value and the amount of premiums that have been paid into the policy. If such factors are not viewed as a legal matter as causing a change in depositor to give rise to a new security, we believe that it follows that the facts associated with the proposed Consolidation should likewise not be viewed as giving rise to a new security. That is, we do not believe that a mere change in the separate account holding the assets that fund an investor's policy results in any change that might cause a reasonable investor to rethink their original investment decision.

Moreover, even if the Consolidation were deemed to involve the issuance of new or different securities, such issuance would not be registrable under the terms of Section 5 or Rule 145, because Consolidating Account Policy owners do not have any discretion about whether or not to participate in the Consolidation. Accordingly, the Policy owners will not be called upon to make the kind of investment decision that historically has been deemed necessary for an "offer" or "sale" to occur that would bring Section 5 into play. Nor, in this case, will there be the kind of security holder action that, under the terms of the rule, is required to bring Rule 145 into play.

B. Section 11 of the 1940 Act

Based on the foregoing analysis, we also believe that the Consolidation does not involve an "offer of exchange" within the meaning of Section 11. However, should the Consolidation be viewed as including an offer of exchange of investment company securities within the meaning of Section 11, we believe that such transactions would comply with the requirements of Section 11(a) and Rule 11a-2(b)(2) thereunder, because any such exchange would be effected at relative net asset values. Thus, Commission approval of such transactions should not be required under Section 11 of the 1940 Act.[12]

[12] The no-action letters cited above in note 10 also provide relief under Section 11.

C. Section 17(a) of the 1940 Act and Rule 17a-8 Thereunder

Section 17(a) of the 1940 Act provides generally that it is unlawful for any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal to knowingly purchase or to sell any security or other property from or to such registered company. Rule 17a-8 under the 1940 Act exempts certain mergers of affiliated investment companies from the provisions of Section 17(a) of the 1940 Act provided certain conditions are met. The Consolidation raises an issue under Section 17(a) because it could be viewed as involving investment companies (the Consolidating Accounts) selling their assets to another investment company (Separate Account II) that is affiliated by reason of being under the common control of GELAAC, the sponsor of each of the Separate Accounts. Rule 17a-8 may not be available on its face to the Consolidation because the rule requires that a majority of the directors of each merging investment company must not be interested persons of that company and that the directors of each merging company make certain determinations (as discussed further below), and the Separate Accounts are unit investment trusts that do not have boards of directors.

Nonetheless, for the reasons set forth below, we believe it is appropriate for the Staff to provide no-action assurances with respect to the provisions of Section 17(a) to the extent necessary to permit the Consolidation. First, while the Consolidation may nominally involve a "purchase" and "sale," in economic reality the Consolidation is little more than an accounting change. The subaccounts that are currently part of the Consolidating Accounts will become part of Separate Account II, but this will have no effect on the Consolidating Account Policies. As noted above, the rights and benefits under such Policies would remain the same, all of the subaccounts of the Consolidating Accounts would continue to invest in the same Portfolios, the Consolidating Account Policy values and the per unit values of the subaccounts immediately following the Consolidation will be the same as immediately before, and the depositor of the Separate Accounts funding such Policies would not change.

Furthermore, while as noted above Rule 17a-8 requires certain board of directors determinations, we believe that the required determinations have little or no relevance in the context of the Consolidation and are not necessary to prevent overreaching on the part of any person involved. Specifically, Rule 17a-8(a)(2) requires that a merging investment company's board of directors, including a majority of the non-interested directors, determine that (1) participation in the merger is in the best interests of the merging company, and (2) the interests of the merging company's existing shareholders will not be diluted as a result of the merger. The Commission has indicated that directors, in making the required best interests determination, should consider the following factors, among others: (1) any fees or expenses that will be borne directly or indirectly by the fund in connection with the merger; (2) any effect of the merger on fund operating expenses and shareholder fees and services; (3) any change in the fund's investment objectives, restrictions, and policies that will result from the merger; and (4) any direct or indirect federal income tax consequences of the merger to fund shareholders.[13] Because each subaccount involved in the Consolidation will continue to invest in the same Portfolio and no consolidation of subaccounts will take place, no change in expenses, fees or services or in the investment objectives, restrictions, and policies of the subaccounts or the Portfolios will result from the Consolidation, nor is dilution of any existing Policy owner's interest a possibility. As noted above, all costs of the Consolidation will be borne by GELAAC or an affiliate, and the Consolidation will have no tax consequences for Policy owners. Consequently, we do not believe that the board of directors determinations required by Rule 17a-8 are relevant to the Consolidation or necessary to protect Policy owners.[14]

Section 17(b) of the 1940 Act generally gives the Commission authority to grant exemptive orders for transactions otherwise prohibited by Section 17(a). Even if the Staff believes that the Consolidation comes within the express terms of Section 17(a), we do not believe that GELAAC should be required to submit an application for an exemptive order under these circumstances. The Staff has been flexible in this regard, and has given no-action relief from Section 17(a) where formal exemptive relief was deemed unnecessary.[15] We note that the Commission has granted exemptive orders pursuant to Section 17(b) of the Act to permit the merger of separate accounts registered as unit investment trusts.[16] While such relief may or may not have been necessary under the circumstances of those applications, the Consolidation differs from the transactions in those applications, in that there is no change of depositor of the Consolidating Accounts and no consolidation of subaccounts.[17]

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[13] *Investment Company Mergers*, Investment Company Act Rel. No. 25666 (July 18, 2002).

[14] In any event, GELAAC's Board of Directors, a majority of which are not disinterested directors, made the determinations required by Rule 17a-8 when it authorized and approved the Consolidation as of December 15, 2003.

[15] *See* Signature Financial Group (pub. avail. Dec. 28, 1999) (stating that redemptions in kind by affiliated funds are governed by Section 17(a), but granting no-action relief under the Section nonetheless); Bingham, Dana & Gould (pub. avail. July 17, 1995) (granting relief under Section 17(a) permitting money market fund to sell securities to an affiliate at their amortized cost values so that the fund could maintain its $1.00 per share net asset value).

[16] *Allstate Life Insurance Company*, Investment Company Act Rel. Nos. 25836 (Nov. 27, 2002) (notice) and 25877 (Dec. 26, 2002) (order); *Midland National Insurance Company*, Investment Company Act Rel. Nos. 22369 (Dec. 4, 1996) (notice) and 22426 (Dec. 31, 1996) (order); *Sentry Life Insurance Company*, Investment Company Act Rel. Nos. 20576 (Sept. 26, 1994) (notice) and 20654 (Oct. 25, 1994) (order).

[17] We note that, in the proposing release for recent amendments to Rule 17a-8, the Commission stated in a footnote that it was its intention that, after the adoption of such amendments, all fund mergers "will occur either (i) in compliance with rule 17a-8 or (ii) pursuant to an exemptive order under section 17(b)." *Investment Company Mergers*, Investment Company Act Rel. No. 25259 (Nov. 8, 2001), at n.54. We do not read this statement, which was not repeated in the adopting release, to preclude no-action relief in these circumstances, as there is no indication that the Commission was considering mergers of unit investment trusts, which do not have boards of directors, when it amended Rule 17a-8.

V. No-Action Request

Based upon the above facts and circumstances, we respectfully request that the Commission Staff issue a letter stating that it will not recommend that the Commission take any enforcement action under Section 5 of the 1933 Act, Rule 145 thereunder, or Sections 11 or 17(a) of the 1940 Act in connection with the Consolidation.

If you have any questions or require further information with respect to this matter, please call me at 202.383.0590 or Eric Freed of our New York office at 212.389.5055.

Sincerely,

W. Thomas Conner

W. Thomas Conner

CC: Mark A. Cowan, Esq.
Heather C. Harker, Esq.
Eric C. Freed, Esq.

WTC/gth